KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 JUL 31 AM 9:25

Registration No.
82- **4154**

SUPPL

FACSIMILE MESSAGE

To: ***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***

Attn: **Special Counsel, Office of International Corporate Finance**

Fax No.: **001 202 9429 525**

From: **Ms Sylva Floríková,**
Compliance
Komerční banka, a. s., Prague, Czech Republi

[redacted]

02042966

Number of pages : 2
(including this page)
Date: **31.7. 2002**
Subject:: **Deposit of Semi-annual Report**

Dear Sirs,

We are sending you announcement of deposit of Semi-annual Report as an issuer of securities.

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Yours Sincerely,

Floríková

Sylva Floríková
Director of Compliance

dlw 7/31

KOMERČNÍ BANKA a.s.
Prague 1, Na Příkopě 33, building identification number 969, Post Code 114 07
Identification No.: 45 31 70 54
incorporated in the Commercial Register maintained with the Municipal Court in Prague, section B, insert 1360

Prague 31st July 2002

ANNOUNCEMENT

With reference to section 80b of the Act No. 591/1992 Coll., on Securities please be informed that Komerční banka hereby releases the Semi-annual report as an issuer of securities.
This document will be made publicly available at:

The Compliance Department
8th Floor
Societe Generale (London Branch)
SG House
41 Tower Hill
London EC3N 4SG

and

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
United Kingdom.

This document will be also made publicly available at Web site http://www.kb.cz.

Alexis Juan	Peter Palečka
Chairman of the Board of Directors	Vice-Chairman of the Board of Directors
Komerční banka, a. s.	Komerční banka, a. s.

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 JUL 31 AM 9:25

Registration No.
4154

SUPPL

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 10
(including this page)

Date: 31.7. 2002

Subject:: Financial reports as of 30. 6. 2002

Dear Sirs,

We are sending you Balance Sheet in accordance with CAS and IAS, Profit and Loss statement in accordance with CAS and IAS, Announcement of receivables according to their classification.

Yours Sincerely,

Sylva Floríková
Director of Compliance

KOMERČNÍ BANKA BALANCE SHEET IN ACCORDANCE WITH CAS

(in CZK thousands)

ASSETS

		30 June 2002			30 June 2001	30 June 2000
		Gross amount	Provision	Net amount		
1.	**Cash in hand, deposits with central banks**	**16,429,497**	**0**	**16,429,497**	**16,424,946**	**18,398,095**
2.	**Treasury non-coupon bonds and other securities eligible for refinancing with CNB**	**2,119,585**	**0**	**2,119,585**	**3,449,529**	**1,318,604**
a)	Treasury securities	2,119,585	0	2,119,585	3,449,529	1,318,604
b)	Others	0	0	0	0	0
3.	**Amounts due from banks and savings banks**	**219,276,306**	**11,605**	**219,264,701**	**183,582,847**	**194,171,518**
a)	Payable on demand	759,128	0	759,128	491,233	360,096
b)	Other receivables	218,517,178	11,605	218,505,573	183,091,614	193,811,422
4.	**Amounts due from clients and savings bank clients**	**185,651,948**	**12,881,558**	**172,770,390**	**138,848,958**	**145,233,464**
a)	Payable on demand	2,514,992	0	2,514,992	1,733,305	487,367
b)	Other receivables	183,136,956	12,881,558	170,255,398	137,115,653	144,746,097
5.	**Debt securities**	**24,932,772**	**0**	**24,932,772**	**39,268,911**	**16,834,834**
a)	Issued by banks	7,569,474	0	7,569,474	4,794,862	8,816,777
b)	Issued by other entities	17,363,298	0	17,363,298	34,474,049	8,018,057
6.	**Shares, participation certificates and other investments**	**4,262,420**	**0**	**4,262,420**	**5,189,471**	**2,214,131**
7.	**Investments in associated undertakings**	**334,472**	**233**	**334,239**	**391,898**	**2,660,337**
a)	In banks	220,000	0	220,000	220,000	220,000
b)	In other entities	114,472	233	114,239	171,898	2,440,337
8.	**Investments in subsidiary undertakings**	**2,588,306**	**1,206,667**	**1,381,639**	**1,129,300**	**1,704,693**
a)	In banks	366,569	0	366,569	439,439	458,508
b)	In other entities	2,221,737	1,206,667	1,015,070	689,861	1,246,185
9.	**Intangible assets**	**2,928,937**	**1,923,287**	**1,005,650**	**866,574**	**897,206**
a)	of which: establishment costs	0	0	0	0	0
b)	goodwill	0	0	0	0	0
c)	other	2,928,937	1,923,287	1,005,650	866,574	897,206
10.	**Tangible assets**	**20,384,936**	**10,725,409**	**9,659,527**	**11,738,121**	**12,442,009**
a)	Land and buildings for banking activities	11,679,703	4,154,868	7,524,835	9,042,905	9,674,401
b)	Other	8,705,233	6,570,541	2,134,692	2,695,216	2,767,608
11.	**Other assets**	**19,896,664**	**325,007**	**19,571,657**	**4,945,460**	**5,422,263**
12.	**Subscribed capital called-up and not paid**	**0**	**0**	**0**	**0**	**0**
13.	**Prepayments and accrued income**	**915,423**	**0**	**915,423**	**1,006,604**	**1,112,255**
14.	**Total assets**	**499,721,266**	**27,073,766**	**472,647,500**	**406,842,619**	**402,409,409**

LIABILITES

		30 June 2002	30 June 2001	30 June 2000
1.	**Amounts due to banks and savings banks**	**28,763,428**	**31,391,457**	**45,618,707**
a)	Payable on demand	3,067,807	4,998,361	6,513,318
b)	Other liabilities	25,695,621	26,393,096	39,105,389
2.	**Amounts due to clients and savings bank clients**	**325,231,166**	**299,615,191**	**275,380,669**
a)	Payable on demand	146,857,220	119,970,528	109,670,679
	of which: savings deposits	1,448,355	1,525,378	1,854,886
b)	Other amounts due to clients	178,373,946	179,644,663	165,709,990
	of which:ba) savings deposits on due date	1,371,189	1,562,829	2,036,070
	bb) savings deposits at notice	16,520,880	19,636,307	23,448,875
	bc) futures on due date	115,518,455	144,814,313	115,899,987
	bd) futures at notice	0	0	0
3.	**Payables from Debt securities**	**57,184,317**	**28,744,258**	**35,929,704**
a)	Issued debt securities	57,076,972	28,693,295	35,873,334
b)	Other payables from debt securities	107,345	50,963	56,370
4.	**Other liabilities**	**15,190,848**	**5,866,126**	**6,968,711**
5.	**Accruals and deferred income**	**163,255**	**374,565**	**593,998**
6.	**Reserves**	**11,468,290**	**10,293,834**	**10,600,341**
a)	For pensions and other related payables	0	0	0
b)	For taxes	0	0	0
c)	Others	11,468,290	10,293,834	10,600,341
7.	**Subordinated liabilities**	**5,937,836**	**7,965,431**	**7,638,342**
8.	**Share capital**	**19,004,926**	**19,004,926**	**19,004,926**
	of which: share capital paid-up	19,004,926	19,004,926	19,004,926
9.	**Own shares**	**-148,670**	**-170,789**	**-39,754**
10.	**Share premium fund**	**35,091**	**0**	**0**
11.	**Reserve funds and other funds from profit**	**1,232,086**	**1,170,964**	**1,198,926**
a)	Statutory reserve funds	689,233	558,050	558,050
b)	Reserve funds for treasury shares	148,670	179,000	52,000
c)	Other reserve funds	216,700	357,886	484,886
d)	Other funds created from profit	177,483	76,028	103,990
	of which: risk fund	0	0	0
12.	**Reserve fund for new appreciation**	**0**	**0**	**0**
13.	**Capital funds**	**11**	**0**	**0**
14.	**Revaluation difference**	**2,110,729**	**146,601**	**157,637**
a)	From assets and liabilities	0	0	0
b)	From hedging derivatives	2,211,750	174,400	166,144
c)	From transfer of investments	-101,021	-27,799	-8,507
15.	**Retained earnings and accumulated losses of prior years**	**1,931,468**	**-149,336**	**0**
16.	**Profit or loss for accounting period**	**4,542,719**	**2,589,391**	**-642,798**
17.	**Total liabilities**	**472,647,500**	**406,842,619**	**402,409,409**

f-Balance Sheet
SSETS

		30 June 2002	30 June 2001	30 June 2000
.	**Committed facilities and guarantees granted**	**108,187,305**	**55,846,179**	**43,076,396**
a)	Facilities	87,516,999	35,646,744	18,172,632
b)	Guarantees and collaterals	19,372,587	18,665,176	22,458,277
c)	Guarantees from bills of exchange	2,768	4,800	255,767
d)	Guarantees from letters of credit	1,294,951	1,529,459	2,189,720
2.	**Pledges granted**	**0**	0	**0**
a)	Real estate pledges	0	0	0
b)	Financial pledges	0	0	0
c)	Securities	0	0	0
d)	Others	0	0	0
3.	**Receivables from spot transaction**	**6,851,228**	**3,772,622**	**10,371,423**
a)	Interest instruments	362,557	0	5,382,873
b)	Currency instruments	6,488,671	3,772,622	4,988,550
c)	Share instruments	0	0	0
d)	Commodity instruments	0	0	0
4.	**Receivables from fixed income securities transaction**	**389,700,268**	**317,116,014**	**246,931,715**
a)	Interest instruments	270,256,870	230,015,450	177,545,754
b)	Currency instruments	119,198,476	86,959,627	69,385,961
c)	Share instruments	0	0	0
d)	Commodity instruments	244,922	140,937	0
e)	Loan instruments	0	0	0
5.	**Receivable from option**	**23,550,002**	**40,335,211**	**41,251,000**
a)	Interest instruments	4,600,000	5,852,236	8,000,000
b)	Currency instruments	2,312,299	7,580,156	33,251,000
c)	Share instruments	0	151,808	0
d)	Commodity instruments	0	0	0
e)	Loan instruments	16,637,703	26,751,011	0
6.	**Write-off receivable**	**17,184,070**	**20,220,922**	**27,335,115**
7.	**Items passed for keeping, management and storing**	**4,147,406**	0	0
	of which: securities	4,147,406	0	0
8.	**Items passed for covering**	**0**	0	0
	of which: securities	0	0	0

Off-Balance Sheet
LIABILITIES

		30 June 2002	30 June 2001	30 June 2000
1.	**Committed facilities and guarantees received**	**113,713,124**	**123,817,282**	**51,257,462**
a)	Facilities	0	2,000,000	2,000,000
b)	Guarantees and collaterals	109,128,980	117,394,212	44,808,173
c)	Guarantees from bills of exchange	4,584,144	4,383,692	4,411,528
d)	Guarantees from letters of credit	0	39,378	37,761
2.	**Pledges accepted**	**347,392,175**	**294,871,180**	**311,867,981**
a)	Real estate pledges	146,841,854	175,471,084	198,973,450
b)	Financial pledges	8,765,396	10,482,863	19,553,088
c)	Securities	616,817	561,130	799,161
d)	Other pledges	37,426,689	31,036,103	22,881,367
e)	Collaterals - securities	153,741,419	77,320,000	69,660,915
3.	**Payables from spot transaction**	**6,863,167**	**3,769,781**	**10,358,662**
a)	Interest instruments	362,557	0	5,382,873
b)	Currency instruments	6,500,610	3,769,781	4,975,789
c)	Share instruments	0	0	0
d)	Commodity instruments	0	0	0
4.	**Payables from fixed income securities transaction**	**385,466,319**	**317,073,275**	**247,172,008**
a)	Interest instruments	270,256,870	230,015,451	177,545,754
b)	Currency instruments	114,964,526	86,917,990	69,626,254
c)	Share instruments	0	0	0
d)	Commodity instruments	244,923	139,834	0
e)	Loan instruments	0	0	0
5.	**Payables from option**	**23,550,002**	**41,143,864**	**39,549,725**
a)	Interest instruments	4,600,000	5,852,235	8,000,000
b)	Currency instruments	2,312,299	8,456,021	31,549,725
c)	Share instruments	0	84,596	0
d)	Commodity instruments	0	0	0
e)	Loan instruments	16,637,703	26,751,012	0
6.	**Items accepted for keeping, management and storing**	**6,631,524**	**14,724,558**	**14,967,984**
	of which: securities	6,631,524	14,724,558	14,967,984
7.	**Items accepted for covering**	**0**	**0**	**0**
	of which: securities	0	0	0

KOMERČNÍ BANKA PROFIT AND LOSS STATEMENT IN ACCORDANCE WITH CAS

(in CZK thousands)

		30 June 2002	30 June 2001	30 June 2000
1.	**Interest income and similar income**	**13,316,733**	**14,110,126**	**13,127,689**
	of which: interest income from debt securities	1,198,451	1,427,738	888,391
2.	Interest expense and similar expenses	**(6,795,474)**	**(7,618,938)**	**(8,099,971)**
	of which: interest expense from debt securities	(1,393,282)	(1,293,121)	(1,479,363)
3.	**Income from securities and other undertakings**	**219,845**	**222,029**	**137,021**
a)	Income from investment in associated undertakings	92,600	138,913	85,000
b)	Income from investment in subsidiary undertakings	89,588	82,798	51,939
c)	Income from other shares and investments	37,657	318	82
4.	**Fees and commissions income**	**3,326,008**	**3,112,969**	**2,331,848**
5.	**Fees and commissions expense**	**(264,909)**	**(240,810)**	**(729,093)**
6.	**Profit/(loss) from financial operations**	**1,472,929**	**1,022,839**	**2,389,946**
7.	**Other operating income**	**1,274,215**	**780,971**	**333,965**
8.	**Other operating costs**	**(394,030)**	**(1,107,097)**	**(763,602)**
9.	**Administrative costs**	**(5,235,205)**	**(4,491,123)**	**(4,382,570)**
a)	Staff costs	(2,585,767)	(2,501,806)	(2,585,988)
aa)	Salaries and wages	(1,906,071)	(1,831,316)	(1,897,522)
ab)	Social and health insurance	(679,696)	(670,490)	(688,466)
b)	Other administrative costs	(2,649,438)	(1,989,317)	(1,796,582)
10.	**Use of reserves and provisions for tangible and intangible assets**	**124,184**	**162,292**	**620**
a)	Use of reserves for tangible assets	0	0	0
b)	Use of provisions for tangible assets	38,094	0	620
c)	Use of provisions for intangible assets	86,090	162,292	0
11.	**Depreciation, creation of reserves and provisions for tangible and intangible assets**	**(906,200)**	**(1,082,152)**	**(898,593)**
a)	Depreciation of tangible fixed assets	(581,770)	(624,146)	(742,148)
b)	Creation of reserves for tangible assets	0	0	0
c)	Creation of provisions for tangible assets	(4,105)	(6,091)	0
d)	Depreciation of intangible fixed assets	(304,375)	(251,788)	(156,445)
e)	Creation of provisions for intangible assets	(15,950)	(200,127)	0
12.	**Use of provisions and reserves for receivable and guarantees, income from transferred and previously written-off receivables**	**4,812,229**	**4,795,224**	**69,205,653**
a)	Use of reserves for receivables and guarantees	398,587	18	1,389,112
b)	Use of provisions for receivables and commitments from guarantees	4,040,497	2,876,127	31,298,006
c)	Profit from transferred receivables and income from written-off receivables	373,145	1,919,079	36,518,535
13.	**Write-off and write down of receivables, creation of reserves and provisions for subsidiaries and associates**	**(5,071,116)**	**(5,517,520)**	**(67,527,980)**
a)	Creation of provision for receivables and commitments from guarantees	(1,883,151)	(4,623,193)	(10,761,506)
b)	Creation of reserves for guarantees	0	(53,105)	(552,000)
c)	Write-off and write down of receivables and commitments from guarantees. Losses from transferred receivables	(3,187,965)	(841,222)	(56,214,474)
14.	**Use of provisions for investments in subsidiaries and associates**	**39**	**98,706**	**0**
15.	**Creation of provisions for investments in subsidiaries and**	**(455,039)**	**(101,622)**	**0**

	associates			
16.	Use of other reserves	1,089,161	943,955	1,108,269
17.	Creation of other reserves	(1,375,082)	(1,983,005)	(5,526,000)
18.	Use of other provisions	0	0	0
19.	Creation of other provisions	0	0	0
20.	Profit/Loss from ordinary activities before tax	5,138,288	3,106,844	707,202
21.	Extraordinary Income	2,467,065	0	0
22.	Extraordinary costs	(1,981,613)	0	0
23.	Profit or loss from extraordinary activities before tax	485,452	0	0
24.	Income tax	(1,081,021)	(517,453)	(1,350,000)
25.	Profit or loss from subsidiaries and associates	0	0	0
26.	Profit or loss for accounting period after taxation	4,542,719	2,589,391	(642,798)

International Accounting Standard

(in CZK mil.)	30 June 2002	30 June 2001
Assets		
Cash and balances with central banks	17,462	17,137
Due from financial institutions	218,506	131,629
Securities held for trading	3,513	3,305
Receivables on financial derivative transactions	15,407	3,314
Due from Česká konsolidační agentura	44,703	51,234
Loans and advances to customers, net	118,735	130,194
Securities available for sale	27,608	29,933
Investments held to maturity	200	16,022
Prepayments, accrued income and other assets	5,306	4,256
Investments in subsidiaries and associates	1,716	1,676
Tangible and intangible fixed assets, net	11,006	12,824
Total assets	**464,162**	**401,524**
Liabilities		
Amounts owed to financial institutions	28,710	31,232
Amounts owed to customers	347,846	288,681
Payables on financial derivative transactions	8,783	2,640
Certificated debts	22,055	27,929
Accruals, provisions and other liabilities	21,125	19,726
Income taxes	856	517
Deferred tax liability	775	80
Subordinated debt	5,938	7,876
Total liabilities	**436,089**	**378,681**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	9,068	3,838
Total shareholders' equity	**28,073**	**22,843**
Total liabilities and shareholders' equity	**464,162**	**401,524**

International Accounting Standards

(in CZK mil.)	30 June 2002	30 June 2001
Profit and Loss Account		
Interest income	13,033	13,591
Interest expense	(6,608)	(7,469)
Net interest income	**6,425**	**6,122**
Net fees and commissions	4,085	4,027
Net profit/(loss) on financial operations	789	356
Net income from subsidiaries and associates	182	222
Miscellaneous	124	78
Exceptional net income	0	327
Total other income	**306**	**627**
Total operating income	**11,605**	**11,132**
Administrative expenses	(4,966)	(5,620)
Depreciation and other provisions	(939)	(975)
Restructuring costs	(905)	(206)
Total operatig costs	**(6,810)**	**(6,801)**
Profit/loss before provisions for loan and investment losses and income taxes	**4,795**	**4,331**
Provision for loan losses	463	(1,655)
Income from fully written-off loans	369	499
Provisions for impairment of securities	(284)	0
Provision for losses for invest.in subsid. and assoc.	(175)	57
Provisions for loan and investment losses	**373**	**(1,099)**
Profit/loss from ordinary activities	**5,168**	**3,232**
Income taxes	(932)	(517)
Net profit/(loss)	**4,236**	**2,715**

Announcement of receivables according to their classification

Overdue receivables
(CNB methodology)

Status as at: 30.6.2002

CZK thousand

	Classification according the time frame of overdue receivables	To maturity	From 1 day to 1 month including (1-30 days)	From 1 month to 3 months including (31-90 days)	From 3 months to 6 months including (91-180 days)	From 6 months to 1 year including (181-360 days)	Over 1 year (more than 360 days)
####		S01	S02	S03	S04	S05	S06
R001	Total receivables from customers and other banks	234,671,514	6,826,242	614,096	511,884	1,609,288	8,375,223
R002	*Receivables from customers	168,461,538	6,091,874	614,096	511,884	1,601,445	8,371,111
R003	*Standard and unspecified loans from customers	127,154,030	5,628,771	XXX	XXX	XXX	XXX
R004	*Watch loans and other receivables from customers	20,918,051	46,809	1,700	XXX	XXX	XXX
R005	*Sub-standard loans and other receivables from customers	12,247,704	35,247	7,198	1,448	XXX	XXX
R006	*Doubtful loans and other receivables from customers	5,538,334	255,704	101,832	213,359	1,602	XXX
R007	*Loss loans and other receivables from customers	2,603,419	125,343	503,366	297,077	1,599,843	8,371,111
R008	Receivables from other banks	66,209,976	734,368	0	0	7,843	4,112
R009	*Standard and unspecified loans from banks	66,150,497	734,368	XXX	XXX	XXX	XXX
R010	*Watch loans and other receivables from banks	59,479	0	0	XXX	XXX	XXX
R011	*Sub-standard loans and other receivables from banks	0	0	0	0	XXX	XXX
R012	*Doubtful loans and other receivables from banks	0	0	0	0	0	XXX
R013	*Loss loans and other receivables from banks	0	0	0	0	7,843	4,112

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 JUL 31 AM 9:11

Registration No.
4154

SUPPL

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

Number of pages : 19
(including this page)

Date: 31.7. 2002

Subject:: Semi-annual report 2002

Dear Sirs,

We are sending you Semi-annual Report as an issuer of securities in accordance with section 80b of the Act No. 591/1992 Coll., on Securities.

Yours Sincerely,

Sylva Floríková
Director of Compliance

Report on Komerční banka's Financial Results as at 30 June 2002

MACROECONOMIC DEVELOPMENT IN THE FIRST HALF OF 2002

Gross Domestic Product continued to grow in the first half of 2002, nevertheless at a slower pace than in 2001. GDP grew by 2.5% in the first quarter of 2002. The main driving force was private consumption followed by investment in fixed capital. The contribution of the external sector was again negative, but, after a long period of increasing negative impacts of net exports on GDP, this impact is now rather decreasing. Government consumption - after a year of stagnation or decline - increased by 0.4%.

The mix of strong exchange rate, weak foreign demand and relatively low raw material prices led to decline both of imports and exports. In the first half of 2002 the trade deficit amounted to CZK 24 bil., down from CZK 51 bil. in the first half of 2001. The improvement in the trade deficit was caused predominantly (by two thirds) by the developments in foreign trade prices: the import prices have been declining more significantly than the export prices that have been improving terms of trade. Consequently, the current account deficit declined to 3% of GDP.

Industry registered a solid growth rate in the first half of 2002, the industrial output increasing by 5.1%, January to May 2002. The growth in industry has been pulled mainly by foreign-controlled companies; this sector represents the most dynamic part of the Czech industry. The share of foreign-controlled companies on industrial sales amounted to 46.3% in May 2002 and these companies have kept the competitiveness of the Czech exports. Productivity of labour is by 50% and return on assets by 70% higher in foreign-controlled companies than in the companies under control of domestic capital.

The weak foreign demand hit also construction, however, only to some extent. The construction output increased by 4.5%, January - May 2002. The most significant tendency in construction in recent months is the recovery of housing, helped by falling interest rates on mortgages. This factor will continue to perform in the longer run, so the recovery of housing would probably last and support the construction output.

Private consumption demand remained strong at the beginning of 2002. Retail sales increased by 4.0%, January to May 2002. Consumption of households seems to become the most dynamic and stable factor of the Czech economic growth.

In the first half of 2002, prices registered a significant slowdown, due to relatively low world raw material prices, strong exchange rate and weakening of both foreign and domestic

demand. At the end of June 2002, the CPI stood at 1.2% and the PPI at - 0.8%. In 2002, the nominal appreciation of the Czech currency accelerated. On July 4, the exchange rate stood at 29.4 CZK/EUR, representing an appreciation of 7.2% vis-a-vis the beginning of 2002. Although one can characterise the developments at the start of 2002 as a sort of bubble, it was only a divergence from the medium-term trend of gradual nominal appreciation of the Czech Koruna. Undoubtedly, the strong currency has affected some Czech exporters, the overall trend of gradual appreciation of the Czech currency, however, reflects a long-term improvement in the basic fundamentals of the Czech economy.

MAIN DEVELOPMENTS

The main development of the first half of this year is the ongoing transformation program of Komerční banka and the completion of its first phase. It formulated the strategy and role for Komerčni banka within the Société Générale Group, drew up a financial plan and adjusted the organisation structure of the bank reflecting the new strategy. In the first half of 2002, the bank was undergoing the second phase of the transformation program. The completion of this program, strongly and closely supported by the main shareholder, Société Générale, together with the expected market development, should lead to positive business and financial performance in the next few years.

Another event in the first half of 2002 was the acquisition of the Prague branch of Société Générale, which was approved by the General Meeting in March this year (see below). The clients of SG Prague branch were transferred together with their products to Komerční banka. In a similar manner, all staff of the SG branch was transferred into KB. The whole process of take-over of Société Générale Prague branch was concluded at the end of June 2002.

An Extraordinary General Meeting of Komerční banka was held On March 28, 2002. As stated above, the shareholders approved the purchase agreement of the Société Générale Prague Branch for CZK 1,030 million. Furthermore, the General Meeting adopted a new wording of the Articles of Association, raising the number of members of the Board of Directors from the original five to the present six.

The Regular General Meeting of Komerčni banka took place on June 26, 2002. The shareholders approved the report prepared by the Board of Directors on business activities and the standing of its assets and liabilities, as well as both the Regular and Consolidated Financial Statements for year 2001 and decided on the distribution of profit. General Meeting decided to pay dividend in total amount of CZK 437 million representing CZK 11.50 dividend

per share (before taxation). Shareholders also agreed on amendments to the Articles of Association and remuneration of members of statutory bodies of the bank.

In the first half of 2002, Komerční banka Group was subject to a few changes. In February, Komerční banka became one of the founders of CBCB - Czech Banking Credit Bureau, a. s. This ownership interest was acquired by establishment of a credit register in the Czech Republic, serving the local banks in providing information on the creditworthiness, credentials and payment discipline of retail clients. In addition to the foregoing, during the first half of 2002, Komerční banka decided in two steps to increase capital and cover the incurred losses of Komerční pojišťovna, a wholly owned subsidiary. The measure is fully in line with the ongoing restructuring of Komerční pojišťovna.

BUSINESS ACTIVITIES

Komerčni banka provides its services to the total of 1.2 million of clients of which 0.9 million individuals. Whereas the total number of clients is stable, the number of clients using the Komerční banka financial services via direct banking channels is steadily on the rise. As at June 30, 2002, a total of 318 000 clients were using telephone, Internet or PC banking, which translates to a 15% increase compared to the end of 2001. The bank serves over one quarter of its clients by one of the direct banking channels.

In addition to the above, the bank maintains its country-wide sales network. The total number of 332 points of sale grew slightly by 9 compared to the end of 2001. The bank is also expanding its ATM network; as at June 30, 2002 the network comprised 380 ATMs. During the course of the first half of the year, the bank installed 45 new ATMs, and the plans to continue in this line for the second half of the year.

The major new arrivals to the family of Komerční banka products are the Guaranteed payment and financial service packages for physicians and medical professions - Optimum Medicum and Premium Medicum.

The Guaranteed payment is a direct banking service, allowing KB clients to make cash-free payments in the retail network of Makro, a wholesale cash&carry company. Using a chip card, the client sends an on-line payment order from the store, which is immediately authorised.

The Optimum Medicum package consists of a current account, a selected direct banking service, a business payment card with an overdraft facility and a term deposit account. The package was designed for self-employed individuals in the area of healthcare.

The Premium Medicum package, on the other hand, was designed primarily for legal entities operating in the health service, and consists of a current account, a selected direct banking service, business payment card and a number of supplementary products and services, e.g. asset management consulting given by a financial advisor, mutual funds, depository note, insurance and supplementary pension insurance.

UNCONSOLIDATED FINANCIAL RESULTS (IAS)

PROFIT AND LOSS STATEMENT

For the first six months of 2002, Komerční banka posted net profit of CZK 4,236 million. This positive result was affected mainly by the increasing revenues from core banking activities, the profit from financial operations, operating costs under control and release of provisions created for loan losses.

Net interest income amounted to CZK 6,425 million, representing an increase of 4.9% year on year. This result was positively influenced by the interest income from the CDO portfolio and year on year faster-growing average interest-bearing assets than average interest-bearing liabilities. The result also reflects the falling interest rates on the inter-bank market; 3M PRIBOR fell from 5.10% to 3.65% in June 2002, and 6M PRIBOR from 5.43% to 3.66% respectively. Komerční banka responded to this development by cutting its reference rate which at the end of June 2002 was 3.9% compared to 5.1% in June 2001.

Net fees and commissions grew year on year by 1.4% to reach the total of CZK 4,085 million. Net non-FX fees and commissions grew against mid-2001 by 5.7%. This increase was driven mainly by the fees and commissions from payment operations, from payment cards and cash operations.
Fees and commissions from FX foreign payments fell by 11.3% and foreign exchange cash conversions by 6.4%. The decline was driven primarily by the decreasing volume of these operations (affected by the euro-effect and growing volumes on accounts in foreign currencies).

Profit / loss from financial operations amounted to CZK 789 million, representing an increase of 121.6% compared to the first half of 2001. The good result was impacted particularly by the profit from FX operations growing from 102 million in mid-2001 to 420 million in 2002; within this category, the fastest growing item was the profit from swap

operations. The result of this category was positively affected by the appreciating Czech Crown and higher interest rate difference between CZK and USD.

Profits from interest rate and commodity derivatives grew from CZK 145 million to CZK 154 million, i.e. by 6.2%.

Net profit from securities totalled CZK 215 million, representing an increase of 97.2% year on year. The main drivers of this significant growth were higher unrealised profits from bonds, realised profit from the sale of bonds growing year on year from CZK 11 mil. to 71 million and dividends from available for sale portfolio received in the amount of CZK 38 mil.

Other income fell from CZK 627 million by 51.2% to the final CZK 306 million. Net income from subsidiaries and associates contributed CZK 182 million, i.e. 18.0% less than in mid-2001, to the total. Miscellaneous income grew from CZK 78 million to 124 million, chiefly coming from rent, sale of non-operating tangible fixed assets.

The declining other income was caused by exceptional net income which as at June 2001 amounted to CZK 327 million and included extraordinary items from previous periods (e.g. extraordinary income following the transition to the new payment system in the 90's reported in 2001; an additional income from forward transactions). At present, no values were posted for these extraordinary items. After exclusion of the exceptional net income, the category „Other income" would remain stable year on year.

Total operating costs amounted to CZK 6,810 mil. compared to CZK 6,801 mil. in the first half of 2001. They comprise from administrative expenses, depreciation and other reserves and restructuring costs.

Administrative expenses amounted to CZK 4,966 million, translating into a fall by 11.6% against year-half of 2001. This decline was caused chiefly by the *other administrative expenses* of the bank falling by 17.8% to reach the total of CZK 2,265 million. The good bottom line result was assisted mainly by the statutory reduction in the amount of contribution to the Deposit Insurance Fund in force from the beginning of May 2002. The rate of contribution fell from 0.3% to 0.1% of the average volume of insured receivables from deposits which, in year on year comparison, created a saving of CZK 438 million.

The personnel costs totalled to CZK 2,701 million, representing a drop by 5.7% compared to the first half of 2001. The declining personnel costs reflect the falling number of employees of the bank which, excluding a deduction of 700 staff transferred to ASIS and Reflexim subsidiary companies during the course of the second half of 2001, dropped from 9,488 to 8,893 people, i.e. by 6.3% (converted to average full-time employees as at the end of June).

Depreciation and other reserves fell slightly from CZK 975 million to CZK 939 million, i.e. by 3.7%.

Restructuring costs of the bank reached, in the first half of the year, CZK 905 million representing a year on year growth of 339.3% from the original CZK 206 million. This sharp increase is attributed to the launch of the transformation (restructuring) program in the first quarter of the year. The main items making up the restructuring costs are consulting and advisory costs, personnel redundancy costs, rebranding costs and creation of reserves for restructuring.

In the first half of 2002, ***total net release of provisions*** amounted to CZK 373 million. The result was affected mainly by the net release of *provisions for loan losses* in the amount of CZK 463 million; for the same period of 2001, CZK 1,655 million of net provisions for loan losses were created. During the course of the first half of the year provisions particularly for loans which had been paid-up, sold or re-classified have been released.

Income from fully written-off loans amounted to CZK 369 million, representing a drop by 26.1% from CZK 499 million in 2001.

Provisions for impairment of securities were created in the amount of CZK 284 million. The provisions relate primarily to the CDO portfolio.

Net creation of provisions for losses for investments in subsidiaries and associates as at the end of the first half of 2002 stood at CZK 175 million. The increase in the creation of provisions is primarily linked to the restructuring of Komerční pojišťovna (CZK -165 million in 2002).

Income tax for the first half of the year was CZK 932 million, translating as a 80.3% growth against the same period of 2001. The effective tax rate grew from 16% to 18%. In January 2002, the bank changed the methodology of valuation of securities (the release of non-tax deductible provisions and reserves) which had a one-off positive impact on the effective tax rate of the bank.

Net profit after tax for the first six months of 2002 was CZK 4,236 million, growing by 56.0% from CZK 2,715 million in 2001.

BALANCE SHEET

Total assets for the first half of this year grew by 10.1 % and as at June 30, 2002 reached the level of CZK 464.2 billion. The main drivers of this trend were REPO operations with

state institutions on the liability side and the growing amounts due from financial institutions on the asset side (see below).

Assets

The balance of ***Cash and balances with the central bank*** fell against the year-end of 2001 by 4.1 % to CZK 17.5 billion. This development is driven both by the operating needs of the bank and the volume of the minimum obligatory reserves with the Czech National Bank which as at June 30, 2002 were CZK 8.4 billion.

Amounts due from financial institutions grew during the first half of 2002 by 40.4 % to CZK 218.5 billion. These resources were largely placed with the Czech National Bank in the form of REPO operations (CZK 152.3 billion).

Amounts due from Česká konsolidační agentura fell as at June 30, 2002 to reach the level of CZK 44.7 billion. Česká konsolidační agentura was founded in 2001 as a legal successor of Konsolidační banka. The volume of receivables from this institution stems from a re-financing operation for the transfers of non-performing assets of Komerční banka between 1999 and 2000. As a result of the regular repayment of loans, the balance of this item fell by 10.2 % during the first half of 2002.

Net loans and advances to customers (after deduction of provisions) stood as at June 30, 2002 at CZK 118.7 billion. Excluding the REPO operations with state institutions (CZK 12.5 bil.) concluded in December 2001 and repaid in January 2002 it represents a drop by 3.2% against the year-end of 2001. The nominal volume of loans fell in the same period by 4.8% to the value of CZK 139.4 billion. The main driver of this negative development is the intensive activity of the Remedial Management Division in the management of the non-performing loan portfolio, especially corporate loans.

On the other hand, in the first six months of the year, the bank recorded positive results in the area of retail loans. During the course of this period, mortgage loans grew by 9.8% to CZK 15.6 billion and consumer loans by 11.1% to CZK 6.7 billion.

During the first half of 2002, the loan portfolio further improved in its quality. The volume of standard loans grew by 6.3% to CZK 87.2 billion, while the volume of loans under special review (sub-standard, doubtful, loss) fell by 18.8% to CZK 31.2 billion. As a result, the

portion of loans under special review in the total portfolio declined to 22.4%. The amount of provisions and reserves for loan losses were CZK 20.6 billion as at June 30, 2002. This amount includes also general reserves of CZK 8.6 billion.

The state guarantee issued to Komerční banka in December 2000 guarantees the return on a significant part of the non-performing assets portfolio of the bank. The guarantee was given to cover a cumulated loss to the maximum amount of CZK 20.0 billion over three years, pertaining to a defined portfolio comprising of balance and off-balance sheet assets whose volume as at the end of year 2000 was CZK 60.9 billion. The volume of these assets has, owing to the active approach of the Remedial Management Division, fallen significantly and as at June 30, 2002 was CZK 28.0 billion. Realised losses from the end of 2000 on this portfolio reached CZK 1.7 billion.

According to the accounting methodology IAS 39 applied, the bank posts trading and investment securities in three independent portfolios: portfolio of securities held for trading, portfolio of securities available for sale and a portfolio of securities held to maturity.

The volume of the ***portfolio held for trading*** fell against the year-end by 5.2% to CZK 3.5 billion. A substantial portion of this portfolio are treasury bills issued by the Czech National Bank.

Portfolio of securities available for sale declined compared to 2001 by 17.5% to CZK 27.6 billion. A substantial portion of this portfolio are asset-backed securities (CBO). The main reason for the decline is the trend of the CZK/USD exchange rate, which affected the value of this USD-denominated portfolio.

The volume of the ***portfolio held to maturity*** has reduced significantly – from the original CZK 960 million to CZK 200 million. The decline is explained by the maturity of securities in the portfolio.

The volume of ***ownership interests*** held grew by 40.3% compared to 2001 to the final CZK 1.7 billion. The main drivers of this growth were two equity injections in Komerční pojišťovna, totalling CZK 989 million, and creation of provisions for subsidiary and associated undertakings.

Liabilities

The volume of ***amounts owed to financial institutions*** has not recorded a major change compared to 2001 and as at June 30, 2002 it stood at CZK 28.7 billion.

Amounts owed to clients were as at June 30, 2002 CZK 316.3 billion (excluding REPO with state institutions - CZK 31.6 billion), stable compared to 2001. Deposits on current accounts grew as at June 30, 2002 by 2.8% to CZK 145.4 billion, term deposits and saving accounts were CZK 135.7 billion (a drop by 5.4%) and depositary notes were CZK 35.2 billion (an increase by 10.8%).

The ***certificated debt*** during the first half of 2002 fell by 20.6% and reached CZK 22.1 billion, of which 69 % are debentures, and the remaining 31% were mortgage bonds. The decline is explained by the redemption of 5-year bonds in the total value of 6 billion in the first quarter of this year.

The **shareholders equity** grew since the beginning of the year, chiefly due to the profits posted in the first half, by 19.0 % to CZK 28.1 billion. Own resources of the bank therefore represented 6.0% of the total assets as at June 30, 2002.

SHAREHOLDER STRUCTURE

Main shareholders of Komerční banka, a. s., with a share in the share capital exceeding 5% (as at June 19, 2002)

Shareholder	Number of shares	Percentage of the share capital
SOCIÉTÉ GÉNÉRALE S. A.	22,940,227	60.35%
BANK OF NEW YORK ADR DEPARTMENT [1]	2,585,764	6.80%
OTHER SHAREHOLDERS	12,483,861	32.85%

[1] With the permission of the Czech National Bank, The Bank of New York ADR Department is the holder of those shares for which Global Depository Receipts (GDRs) were issued and which are in the possession of a significant number of foreign investors.

KOMERČNÍ BANKA'S PROFIT AND LOSS STATEMENT ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS

(in CZK million)

	30 June 2002 (Unaudited)	30 June 2001 (Unaudited)
Interest income	13,033	13,591
Interest expense	(6,608)	(7,469)
Net interest income	**6,425**	**6,122**
Net fees and commissions	4,085	4,027
Net profit/(loss) on financial operations	789	356
Net income from subsidiaries and associates	182	222
Miscellaneous	124	78
Exceptional net income	0	327
Total other income	**306**	**627**
Total operating income	**11,605**	**11,132**
Administrative expenses	(4,966)	(5,620)
Depreciation and other provisions	(939)	(975)
Restructuring costs	(905)	(206)
Total operating costs	**(6,810)**	**(6,801)**
Profit/(loss) before provisions for loan and investment losses and income taxes	**4,795**	**4,331**
Provisions for loan losses	463	(1,655)
Income from fully written-off loans	369	499
Provisions for impairment of securities	(284)	0
Provisions for losses for investments in subsidiaries and associates	(175)	57
Provisions for loan and investment losses	**373**	**(1,099)**
Profit/(loss) from ordinary activities	**5,168**	**3,232**
Income taxes	(932)	(517)
Net profit/(loss)	**4,236**	**2,715**

KOMERČNÍ BANKA'S BALANCE SHEET
ACCORDING TO INTERNATIONAL ACCOUNTING STANDARDS
(in CZK million)

	30 June 2002 (Unaudited)	31 December 2001 (Audited)	30 June 2001 (Unaudited)
Assets			
Cash and balances with central banks	17,462	18,211	17,137
Due from financial institutions	218,506	155,602	131,629
Securities held for trading	3,513	3,706	3,305
Receivables on financial derivative transactions	15,407	7,851	3,314
Due from Česká konsolidační agentura	44,703	49,765	51,234
Loans and advances to customers, net	118,735	135,197	130,194
Securities available for sale	27,608	33,457	29,933
Investments held to maturity	200	960	16,022
Prepayments, accrued income and other assets	5,306	4,065	4,256
Investments in subsidiaries and associates	1,716	1,223	1,676
Tangible and intangible fixed assets, net	11,006	11,683	12,824
Total assets	**464,162**	**421,720**	**401,524**
Liabilities			
Amounts owed to financial institutions	28,710	28,860	31,232
Amounts owed to customers	347,846	316,791	288,681
Payables on financial derivative transactions	8,783	4,296	2,640
Certificated debts	22,055	27,771	27,929
Accruals, provisions and other liabilities	21,125	11,849	19,726
Income taxes	856	673	517
Deferred tax liability	775	630	80
Subordinated debt	5,938	7,252	7,876
Total liabilities	**436,089**	**398,122**	**378,681**
Shareholders' equity			
Share capital	19,005	19,005	19,005
Share premium and reserves	9,068	4,593	3,838
Total shareholders' equity	**28,073**	**23,598**	**22,843**
Total liabilities and shareholders' equity	**464,162**	**421,720**	**401,524**

KOMERČNÍ BANKA'S PROFIT AND LOSS STATEMENT ACCORDING TO THE METHODOLOGY OF CZECH BANKS
(in CZK thousand)

		30 June 2002	30 June 2001
1.	**Interest income and similar income**	**13,316,733**	**14,110,126**
	of which: Interest income from debt securities	1,198,451	1,427,738
2.	Interest expense and similar expenses	**(6,795,474)**	**(7,618,938)**
	of which: Interest expense from debt securities	(1,393,282)	(1,293,121)
3.	**Income from securities and other undertakings**	**219,845**	**222,029**
a)	Income from investment in associated undertakings	92,600	138,913
b)	Income from investment in subsidiary undertakings	89,588	82,798
c)	Income from other shares and investments	37,657	318
4.	**Fees and commissions income**	**3,326,008**	**3,112,969**
5.	**Fees and commissions expense**	**(264,909)**	**(240,810)**
6.	**Profit/(loss) from financial operations**	**1,472,929**	**1,022,839**
7.	**Other operating income**	**1,274,215**	**780,971**
8.	**Other operating costs**	**(394,030)**	**(1,107,097)**
9.	**Administrative costs**	**(5,235,205)**	**(4,491,123)**
a)	Staff costs	(2,585,767)	(2,501,806)
aa)	Salaries and wages	(1,906,071)	(1,831,316)
ab)	Social and health insurance	(679,696)	(670,490)
b)	Other administrative costs	(2,649,438)	(1,989,317)
10.	**Use of reserves and provisions for tangible and intangible assets**	**124,184**	**162,292**
a)	Use of reserves for tangible assets	0	0
b)	Use of provisions for tangible assets	38,094	0
c)	Use of provisions for intangible assets	86,090	162,292
11.	**Depreciation, creation of reserves and provisions for tangible and intangible assets**	**(906,200)**	**(1,082,152)**
a)	Depreciation of tangible fixed assets	(581,770)	(624,146)
b)	Creation of reserves for tangible assets	0	0
c)	Creation of provisions for tangible assets	(4,105)	(6,091)
d)	Depreciation of intangible fixed assets	(304,375)	(251,788)
e)	Creation of provisions for intangible assets	(15,950)	(200,127)
12.	**Use of provisions and reserves for receivable and guarantees, income from transferred and previously written-off receivables**	**4,812,229**	**4,795,224**
a)	Use of reserves for receivables and guarantees	398,587	18
b)	Use of provisions for receivables and commitments from guarantees	4,040,497	2,876,127
c)	Profit from transferred receivables and income from written-off receivables	373,145	1,919,079
13.	**Write-off and write down of receivables, creation of reserves and provisions for subsidiaries and associates**	**(5,071,116)**	**(5,517,520)**
a)	Creation of provision for receivables and commitments from guarantees	(1,883,151)	(4,623,193)
b)	Creation of reserves for guarantees	0	(53,105)
c)	Write-off and write down of receivables and commitments from guarantees. Losses from transferred receivables	(3,187,965)	(841,222)
14.	**Use of provisions for investments in subsidiaries and associates**	**39**	**98,706**
15.	**Creation of provisions for investments in subsidiaries and associates**	**(455,039)**	**(101,622)**
16.	**Use of other reserves**	**1,089,161**	**943,955**
17.	**Creation of other reserves**	**(1,375,082)**	**(1,983,005)**
18.	**Use of other provisions**	**0**	**0**
19.	**Creation of other provisions**	**0**	**0**
20.	**Profit/Loss from ordinary activities before tax**	**5,138,288**	**3,106,844**
21.	**Extraordinary income**	**2,467,065**	**0**
22.	**Extraordinary costs**	**(1,981,613)**	**0**
23.	**Profit or loss from extraordinary activities before tax**	**485,452**	**0**
24.	**Income tax**	**(1,081,021)**	**(517,453)**
25.	**Profit or loss from subsidiaries and associates**	**0**	**0**
26.	**Profit or loss for accounting period after taxation**	**4,542,719**	**2,589,391**

KOMERČNÍ BANKA'S BALANCE SHEET
ACCORDING TO THE METHODOLOGY OF CZECH BANKS

(in CZK thousand)

ASSETS

		30 June 2002			31 December 2001	30 June 2001
		Gross amount	Provision	Net amount		
1.	**Cash in hand, deposits with central banks**	**16,429,497**	**0**	**16,429,497**	**17,259,842**	**16,424,946**
2.	**Treasury non-coupon bonds and other securities eligible for refinancing with CNB**	**2,119,585**	**0**	**2,119,585**	**2,471,244**	**3,449,529**
a)	Treasury securities	2,119,585	0	2,119,585	2,471,244	3,449,529
b)	Others	0	0	0	0	0
3.	**Amounts due from banks and savings banks**	**219,276,306**	**11,605**	**219,264,701**	**156,140,888**	**183,582,847**
a)	Payable on demand	759,128	0	759,128	217,296	491,233
b)	Other receivables	218,517,178	11,605	218,505,573	155,923,592	183,091,614
4.	**Amounts due from clients and savings bank clients**	**185,651,948**	**12,881,558**	**172,770,390**	**194,297,646**	**138,848,958**
a)	Payable on demand	2,514,992	0	2,514,992	1,926,844	1,733,305
b)	Other receivables	183,136,956	12,881,558	170,255,398	192,370,802	137,115,653
5.	**Debt securities**	**24,932,772**	**0**	**24,932,772**	**31,669,101**	**39,268,911**
a)	Issued by banks	7,569,474	0	7,569,474	7,851,747	4,794,862
b)	Issued by other entities	17,363,298	0	17,363,298	23,817,354	34,474,049
6.	**Shares, participation certificates and other investments**	**4,262,420**	**0**	**4,262,420**	**4,330,075**	**5,189,471**
7.	**Investments in associated undertakings**	**334,472**	**233**	**334,239**	**391,898**	**391,898**
a)	In banks	220,000	0	220,000	220,000	220,000
b)	In other entities	114,472	233	114,239	171,898	171,898
8.	**Investments in subsidiary undertakings**	**2,588,306**	**1,206,667**	**1,381,639**	**827,130**	**1,129,300**
a)	In banks	366,569	0	366,569	411,433	439,439
b)	In other entities	2,221,737	1,206,667	1,015,070	415,697	689,861
9.	**Intangible assets**	**2,928,937**	**1,923,287**	**1,005,650**	**1,124,258**	**866,574**
a)	of which: establishment costs	0	0	0	0	0
b)	goodwill	0	0	0	0	0
c)	other	2,928,937	1,923,287	1,005,650	1,124,258	866,574
10.	**Tangible assets**	**20,384,936**	**10,725,409**	**9,659,527**	**10,137,436**	**11,738,121**
a)	Land and buildings for banking activities	11,679,703	4,154,868	7,524,835	7,719,915	9,042,905
b)	Other	8,705,233	6,570,541	2,134,692	2,417,521	2,695,216
11.	**Other assets**	**19,896,664**	**325,007**	**19,571,657**	**10,075,875**	**4,945,460**
12.	**Subscribed capital called-up and not paid**	**0**	**0**	**0**	**0**	**0**
13.	**Prepayments and accrued income**	**915,423**	**0**	**915,423**	**933,218**	**1,006,604**
14.	**Total assets**	**499,721,266**	**27,073,766**	**472,647,500**	**429,658,611**	**406,842,619**

LIABILITES

		30 June 2002	31 December 2001	30 June 2001
1.	**Amounts due to banks and savings banks**	**28,763,428**	**29,132,391**	**31,391,457**
a)	Payable on demand	3,067,807	3,553,388	4,998,361
b)	Other liabilities	25,695,621	25,579,003	26,393,096
2.	**Amounts due to clients and savings bank clients**	**325,231,166**	**289,637,416**	**299,615,191**
a)	Payable on demand	146,857,220	142,972,093	119,970,528
	of which: savings deposits	1,448,355	1,493,401	1,525,378
b)	Other amounts due to clients	178,373,946	146,665,323	179,644,663
	of which:ba) savings deposits on due date	1,371,189	1,522,754	1,562,829
	bb) savings deposits at notice	16,520,880	18,329,554	19,636,307
	bc) futures on due date	115,518,455	121,617,465	144,814,313
	bd) futures at notice	0	0	0
3.	**Payables from Debt securities**	**57,184,317**	**59,477,899**	**28,744,258**
a)	Issued debt securities	57,076,972	59,427,454	28,693,295
b)	Other payables from debt securities	107,345	50,445	50,963
4.	**Other liabilities**	**15,190,848**	**8,580,476**	**5,866,126**
5.	**Accruals and deferred income**	**163,255**	**224,663**	**374,565**
6.	**Reserves**	**11,468,290**	**11,605,576**	**10,293,834**
a)	For pensions and other related payables	0	0	0
b)	For taxes	0	0	0
c)	Others	11,468,290	11,605,576	10,293,834
7.	**Subordinated liabilities**	**5,937,836**	**7,332,678**	**7,965,431**
8.	**Share capital**	**19,004,926**	**19,004,926**	**19,004,926**
	of which: share capital paid-up	19,004,926	19,004,926	19,004,926
9.	**Own shares**	**(148,670)**	**(178,933)**	**-170,789**
10.	**Share premium fund**	**35,091**	**0**	**0**
11.	**Reserve funds and other funds from profit**	**1,232,086**	**1,010,592**	**1,170,964**
a)	Statutory reserve funds	689,233	558,050	558,050
b)	Reserve funds for treasury shares	148,670	179,000	179,000
c)	Other reserve funds	216,700	208,550	357,886
d)	Other funds created from profit	177,483	64,992	76,028
	of which: risk fund	0		0
12.	**Reserve fund for new appreciation**	**0**	**0**	**0**
13.	**Capital funds**	**11**	**0**	**0**
14.	**Revaluation diference**	**2,110,729**	**1,207,285**	**146,601**
a)	From assets and liabilities	0	0	0
b)	From hedging derivates	2,211,750	1,262,976	174,400
c)	From transfer of investments	(101,021)	(55,691)	-27,799
15.	**Retained earnings and accumulated losses of prior years**	**1,931,468**	**0**	**-149,336**
16.	**Profit or loss for accounting period**	**4,542,719**	**2,623,642**	**2,589,391**
17.	**Total liabilities**	**472,647,500**	**429,658,611**	**406,842,619**

Off-Balance Sheet
ASSETS

		30 June 2002	31 December 2001	30 June 2001
1.	**Committed facilities and guarantees granted**	**108,187,305**	**50,958,363**	**55,846,179**
a)	Facilities	87,516,999	31,415,083	35,646,744
b)	Guarantees and collaterals	19,372,587	18,070,234	18,665,176
c)	Guarantees from bills of exchange	2,768	20,019	4,800
d)	Guarantees from letters of credit	1,294,951	1,453,027	1,529,459
2.	**Pledges granted**	**0**	**0**	**0**
a)	Real estate pledges	0	0	0
b)	Financial pledges	0	0	0
c)	Securities	0	0	0
d)	Others	0	0	0
3.	**Receivables from spot transaction**	**6,851,228**	**1,985,269**	**3,772,622**
a)	Interest instruments	362,557	0	0
b)	Currency instruments	6,488,671	1,985,269	3,772,622
c)	Share instruments	0	0	0
d)	Commodity instruments	0	0	0
4.	**Receivables from fixed income securities transaction**	**389,700,268**	**375,275,846**	**317,116,014**
a)	Interest instruments	270,256,870	265,599,643	230,015,450
b)	Currency instruments	119,198,476	109,676,203	86,959,627
c)	Share instruments	0	0	0
d)	Commodity instruments	244,922	0	140,937
e)	Loan instruments	0	0	0
5.	**Receivable from option**	**23,550,002**	**27,171,583**	**40,335,211**
a)	Interest instruments	4,600,000	4,400,000	5,852,236
b)	Currency instruments	2,312,299	2,216,624	7,580,156
c)	Share instruments	0	0	151,808
d)	Commodity instruments	0	0	0
e)	Loan instruments	16,637,703	20,554,959	26,751,011
6.	**Write-off receivable**	**17,184,070**	**18,631,930**	**20,220,922**
7.	**Items passed for keeping, management and storing**	**4,147,406**	**5,017,406**	**0**
	of which: securities	4,147,406	5,017,406	0
8.	**Items passed for covering**	**0**	**0**	**0**
	of which: securities	0	0	0

Off-Balance Sheet
LIABILITIES

		30 June 2002	31 December 2001	30 June 2001
1.	**Committed facilities and guarantees received**	**113,713,124**	**115,543,014**	**123,817,282**
a)	Facilities	0	0	2,000,000
b)	Guarantees and collaterals	109,128,980	111,008,660	117,394,212
c)	Guarantees from bills of exchange	4,584,144	4,498,095	4,383,692
d)	Guarantees from letters of credit	0	36,259	39,378
2.	**Pledges accepted**	**347,392,175**	**305,896,124**	**294,871,180**
a)	Real estate pledges	146,841,854	160,086,342	175,471,084
b)	Financial pledges	8,765,396	10,278,329	10,482,863
c)	Securities	616,817	726,810	561,130
d)	Other pledges	37,426,689	40,433,091	31,036,103
e)	Collaterals - securities	153,741,419	94,371,552	77,320,000
3.	**Payables from spot transaction**	**6,863,167**	**1,987,040**	**3,769,781**
a)	Interest instruments	362,557	0	0
b)	Currency instruments	6,500,610	1,987,040	3,769,781
c)	Share instruments	0	0	0
d)	Commodity instruments	0	0	0
4.	**Payables from fixed income securities transaction**	**385,466,319**	**373,672,520**	**317,073,275**
a)	Interest instruments	270,256,870	265,600,155	230,015,451
b)	Currency instruments	114,964,526	108,072,365	86,917,990
c)	Share instruments	0	0	0
d)	Commodity instruments	244,923	0	139,834
e)	Loan instruments	0	0	0
5.	**Payables from option**	**23,550,002**	**27,171,583**	**41,143,864**
a)	Interest instruments	4,600,000	4,400,000	5,852,235
b)	Currency instruments	2,312,299	2,216,624	8,456,021
c)	Share instruments	0	0	84,596
d)	Commodity instruments	0	0	0
e)	Loan instruments	16,637,703	20,554,959	26,751,012
6.	**Items accepted for keeping, management and storing**	**6,631,524**	**14,380,765**	**14,724,558**
	of which: securities	6,631,524	14,380,765	14,724,558
7.	**Items accepted for covering**	**0**	**0**	**0**
	of which: securities	0	0	0